

Mail Stop 3720

December 12, 2008

Tony Lee
Chief Executive Officer
Apextalk Holdings, Inc.
637 Howard St.
San Francisco, CA 94105

> **Re: Apextalk Holdings, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed December 2, 2008**
> **File No. 333-153838**

Dear Mr. Lee:

        We have reviewed the above filing and your response letter dated December 2, 2008 and have the following comments. Where indicated, we think you should revise your Form S-1 in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your responses to comments one and four from our letter dated October 31, 2008 and your disclosure on the prospectus cover page that the shares being registered represent "approximately 33% of our currently outstanding shares held by non-affiliates." In your response letter, please tell us how you arrived at this percentage.

Directors, Executive Officers, Promoters and Control Persons, page 9

2. We note your response to comment 14 from our letter dated October 31, 2008. Please disclose any role Mr. Chu has with the company in addition to his role as a director.

3. We note your response to comment 16 from our letter dated October 31, 2008. Please revise to indicate what definition of "independence" you are using. See Item 407(a)(1) of Regulation S-K.

Description of Business, page 13

General, page 13

4. We note your response to comment five from our letter dated October 31, 2008. Please revise your disclosure to identify the parties involved in your "soft launch."

5. We note the disclosure in Note 6 to your financial statements that one customer accounted for approximately 77% of your total sales for the nine months ended September 30, 2008. Please disclose the identity of this customer and the nature of the services you provide to it. If you have entered into an agreement with this customer, confirm that such agreement is included as an exhibit to this registration statement.

6. Please revise this section to include a summary of the material terms of your service agreements with APEX Telecom Inc. and JAMS Group LLC.

Products and Services, page 14

7. We note your response to comment 19 from our letter dated October 31, 2008.

- Please explain why you believe that your products and services "offer competitive edge in the market because they have unique applications that are not offered in the current market," as you disclose on page 13. In this regard, it is not clear how each of your products and services that are currently generating revenues, such as speed dialing and global forwarding, is unique from products and services currently available in the marketplace.

- Please revise your disclosure to discuss the expected funding requirements for the launch of the "Media Tracker," "Promotion Minute," and "Vertical Office" services as well as the improvements you anticipate making to the "Speed Dial" and "Global Forwarding" services.

- Please explain why you believe demand will be substantial once you have new funding and a systematic marketing and promotional plan in place, and provide any underlying support for your belief. We note your response that you have disclosed such information, but we believe additional disclosure is necessary for understanding the bases of your statement.

- Please discuss the effect of existing or probable domestic governmental regulations on the business. Explain in more detail why you believe that "the Chinese government is planning to reduce their control over the telecom industry over the next two years," which you disclose on page 15.

8. We note your revised disclosure on page 14. However, it appears that the primary source of your business at this time is the provision of international call termination services, as discussed in Note 6 to your financial statements. Please expand your disclosure in this section to discuss the provision of international call termination services and explain how these services relate to the business plan you have described. Please revise your disclosure to clarify the portion of your revenue that is currently generated by your Speed Dial, Global Forwarding and Wholesale Call Minutes services.

9. Please revise your disclosure to explain how your "soft-switch" platform enables you to connect to public telephone networks in order to provide your services to customers and disclose the nature of any fees you are required to pay in order to access such networks.

10. We note your revised disclosure on page 15 and your references in this section to establishing partnerships and joint ventures with local service providers. Please expand your disclosure to discuss the nature of the partnerships and joint ventures you anticipate establishing. Such disclosure should include the types of services each party would contribute to the partnership or joint venture, the services and/or products the parties would offer to the marketplace and the manner in which you would earn "loyalty fees" or other revenues from such relationships.

Network Development, page 16

11. We note your statement on page 16 that you will "secure more network connectivity with various backbone network providers" as you expand into other markets. Please disclose management's expectations for the manner in which you will secure such connectivity (including any associated costs), and the on-going contractual relationship, if any, you anticipate having with these network providers.

Management Discussion and Analysis, page 16

Plan of Operation, page 17

12. We note your response to comment 22 from our letter dated October 31, 2008. Please revise your disclosure to explain how you arrived at these projections. For example, explain the basis for your belief that you will generate 4.5 new customers a day in the first 90 days. Also explain why you anticipate a larger increase of your growth rate in the last quarter. In addition, please explain how your new business plan differs from your past product launches

13. We note your response to comment 23 from our letter dated October 31, 2008. As previously requested, please revise this disclosure to discuss the sources of the revenues you generated as well as your net losses for each period.

                    *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s
                                                Larry Spirgel
                                                Assistant Director

cc: By facsimile to (732) 577-1188
        Gregg E. Jacklin, Esq.
        (Anslow + Jaclin, LLP)